UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: February 16, 2023	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, February 16, 2023

Messrs. Comisión Nacional de Valores (CNV)

Messrs. Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).

We hereby inform that LOMA NEGRA C.I.A.S.A. (the “Company”) today closed the public placement of its negotiable bonds Class 1, under its program of negotiable bonds (not convertible into shares) for up to US$ 150,000,000.

The notice showing the results was published today before the Comisión Nacional de Valores (CNV), Bolsas y Mercados (BYMA) and Mercado Abierto Electrónico S.A. (MAE).

We hereby inform the relevant information of the results:

•	Face Value of the Negotiable Bonds Class 1 to be issued: ARS25,636,250,000.00 (equivalent to USD133,261,858.35)

•	Interest Rate of the Negotiable Bonds Class 1: BADLAR + 2.00%.

•	Issuance Price: 100% of face value.

•	Issuance and Liquidation Date: February 22nd, 2023.

•	Maturity: 18 months.

•	Amortization: Bullet.

•	Interests: Quarterly.

Sincerely,

___________________ Marcos Isabelino Gradin Responsable de Relaciones con el Mercado